November 27, 2009

Via EDGAR

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F St. N.E.

Washington, DC 20549

Re:	United Refining Energy Corp.
Preliminary Proxy Statement on Schedule 14A, Amendment No. 2
Filed November 23, 2009
Response Letter Dated November 25, 2009
File No. 1-33868

Dear Mr. Schwall:

On behalf of United Refining Energy Corp. (the “Company”), this letter is being filed in response to SEC staff (the “Staff”) comments received by the Company in a letter dated November 25, 2009 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A, Amendment No. 2 filed by the Company on November 23, 2009. In light of the Staff’s view expressed in Comment 7 below, the Company’s proxy statement has been converted into a registration statement on Form S-4 (the “Registration Statement”). A marked version of the Registration Statement is enclosed herewith reflecting all changes from the Preliminary Proxy Statement submitted on November 23, 2009. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Registration Statement. As requested, seven marked copies of this filing are being sent via hand delivery to Norman Gholson, Esq.

For the Staff’s convenience, we have repeated the Staff’s comments in bold below followed by the Company’s response to aid in your review.

General

1.	Please update disclosure to provide current information throughout your document.

We have made all related changes to affected disclosure throughout the Registration Statement in accordance with the Staff’s comment.

Proposed Timing and Related Issues

2.

We note your responses to prior comments 3 and 4 and reissue the comments since your supplemental response assumed clearing comments on the preliminary proxy statement by November 25, 2009. Please provide us with updated information as to your proposed timing. Please also ensure your discussion provides an analysis as to why you believe your time frame in sending out your soliciting materials is timely and provides stockholders and warrant holders sufficient time to make informed voting decisions.

The Company currently anticipates holding its Special Meeting of Warrantholders and Special Meeting of Stockholders on December 10, 2009. This would allow the Company one day to adjourn the special meetings, if necessary. The Company has set November 20, 2009 as the record date for the Special Meetings of Warrantholders and the Special Meeting of Stockholders. Assuming the Staff clears comments on the Registration Statement by 5:30 p.m. on Friday, November 27, 2009, it is anticipated that copies of the definitive proxy statement/final prospectus would be printed by 5:30 a.m. on Monday, November 30, 2009. Such definitive proxy statement/final prospectus would then be delivered to both Continental Stock Transfer & Trust Company and Broadridge Financial Solutions at 8:00 a.m. on Monday, November 30, 2009. Each of Continental and Broadridge would then deliver the definitive proxy statement/final prospectus directly to their respective holders (Continental would deliver the definitive proxy statement/final prospectus to holders of record and Broadridge would deliver the definitive proxy statement/final prospectus to beneficial holders (as opposed to the holders’ brokers, such as Merrill Lynch)) beginning on Monday, November 30, by Federal Express to expedite delivery. Holders would begin receiving the definitive proxy statement/prospectus by Tuesday, December 1, 2009. We hereby advise the Staff that as of the record date, 44,997,999 of the 45,000,000 outstanding Public Shares (99.99%) and 44,998,000 of the 45,000,000 outstanding Public Warrants (99.99%) are held in street name and will have access to Internet and telephone voting. The significant majority of the remaining shares and warrants are held by the Company’s sponsor, which will be represented at the special meetings and therefore do not require Internet or telephone voting.

3.

Pursuant to a telephone conversation held with Company counsel and OMA Staff member Song Brandon on November 25, 2009 regarding street-name holders who will not be receiving materials from Broadridge, it is our understanding that only a “minimal” number of brokers do not use Broadridge as their brokerage processing company. It is also our understanding that such brokers will use Median as their brokerage processing company, and further that Median will use the same expedited distribution and timetable contemplated by Broadridge. Please confirm in writing our understanding of the above.

The Company hereby confirms your understanding.

Other General Comments

4.	We note your disclosure at page 53 that the fairness opinion does not give effect to or consider the revisions to the terms of the transaction that are set forth in the amended merger agreement. Please include this disclosure in each place in your filing where you discuss the fairness opinion with respect to fairness to your stockholders of the consideration to be paid in the transaction. In addition, please expand your disclosure at page 53 and page 91 to describe all material revised terms of the merger agreement. For example, please describe the material changes with respect to the release of the escrowed shares to the Chaparral shareholders. Please present your disclosure at page 91 regarding the changes to the merger agreement in bulleted form.

The Registration Statement has been amended (pages 28, 53, 91, 117, 121, 126) in accordance with the Staff’s comment to add further disclosure about the fairness opinion. In addition, the Registration Statement has been amended (pages 54 and 90) in accordance with the Staff’s comment to expand the disclosure about the revised terms of the Merger Agreement.

5.	Please ensure that you have accurately reflected the terms of the amended merger agreement in your filing. For example, you disclose at page 99 that the Chaparral shareholders will be entitled to receive the escrowed shares if the conditions for release are met within the fifth anniversary of the closing of the transaction. However, your disclosure elsewhere in your filing suggests that the shares will be released if the conditions are met by the sixth anniversary of the closing of the transaction.

The Registration Statement has been amended (page 99) in accordance with the Staff’s comment.

6.	With respect to changes to the merger agreement and your decision not to obtain an updated fairness opinion, you state at page 91 that it was your conclusion that a lower transaction cost would be fair and a reevaluation of the revised deal terms may cause delay without altering the conclusion originally reached by New Century Capital Partners. Please disclose whether your board of directors believes that the fairness opinion remains valid when considering all material changes to the terms of the merger agreement, including the changes to the conditions for the release of the escrowed shares to the Chaparral shareholders.

The Registration Statement has been amended (page 91) in accordance with the Staff’s comment.

7.	We note your response to our prior comment 8 and reissue such comment. It appears that in soliciting warrantholders to agree to the amended terms of the warrants, regardless of the provisions of the original warrant agreement you are asking them to make a new investment decision. It is the staff’s view that the amended warrant represents a new security and that the offer of that security must be registered under the Securities Act.

We respectfully advise the Staff that the Company’s preliminary proxy statement has been revised into a registration statement on Form S-4 to accommodate the Staff’s view.

8.	We note your response to our prior comment 13 and reissue such comment with respect to the disclosure at pages iv, 75 and 76 of your filing.

We have deleted the sentence stating that a vote in favor of the merger proposal or the exercise of redemption rights may limit a stockholder’s ability to bring a claim for rescission on page iv and 75 of the Registration Statement. On page 76 we have clarified the language to indicate that a holder of Public Shares may have a limited claim for damages if they vote in favor of the Merger Proposal or if they exercise their redemption rights.

9.	We note your response to our prior comment 18. Please state, if true, that all of the units will be broken up into their component parts.

All of the units will be broken into their component parts. We respectfully advise the Staff that the Registration Statement includes such disclosure at page 241. In addition, the Registration Statement has been amended (pages iii and 16) to include such disclosure.

10.	We note your response to our prior comment 7 and the disclosure you have added on page 83, which includes the following statements: “If the Company’s [sic] unable to maintain a current registration statement covering such shares of Common Stock underlying the Public Warrants, holders will be unable to exercise their warrants and the Company will not be required to net-cash settle any such warrant exercise. As a result, the Public Warrants could expire worthless even in the case that the Transaction is consummated.” Please add risk factor disclosure on these points.

The Registration Statement has been amended (page 48) in accordance with the Staff’s comment.

Questions and Answers about the Proposals for Company Warrantholders and Stockholders, page 1

Why is the Company proposing the Warrant Amendment Proposal?, page 5

11.	Please clarify your revised language in the last sentence of the answer on page 6.

The Registration Statement has been amended (page 6) in accordance with the Staff’s comment.

The Merger Proposal, page 19

Actions That May Be Taken to Secure Approval of the Company’s Warrantholders and Stockholders, page 26

12.	We note your reference to “institutional and other investors.” If the purchases of Public Warrants or Public Shares will be made in private transactions with institutional or sophisticated investors, please so state.

The Registration Statement has been amended (pages 26, 49 and 79) in accordance with the Staff’s comment.

13.

We note your response to our prior comment 22 and your statement that “persons entering into such transactions may receive a higher per share price or additional securities from the sponsor for their agreement to vote in favor of the Merger Proposal or the Warrant

Amendment Proposal, as the case may be [emphasis added].” Please explain what these “additional securities” would be, and provide us with your analysis as to why the sales of these “additional securities” would not require registration.

The “additional securities from the sponsor” refers to possible transfers of founder shares as an incentive for investors in Public Shares or Public Warrants and for voting in favor of the Merger Proposal or Warrant Amendment Proposal, as the case may be. The Company expects that such transfers would occur between the sponsor and a limited number of sophisticated investors known to the sponsor and its advisors in transactions pursuant to Section 4(1)1/2 of the Securities Act of 1933, as amended, and in which no additional consideration is given. Moreover, the Company expects that the investors that acquire such founders shares would acquire them with no view to further distribution. In all cases, such investors would have sufficient information about the Company as a result of its status as a fully reporting entity pursuant to Securities Exchange Act of 1934, as amended.

14.	We note your response to our prior comment 23 and the new statement that you have added, as follows: “These arrangements could allow investors that do not currently hold the Company’s securities a way to purchase large blocks of Public Shares or Public Warrants at a fixed price in a single transaction.” Please clarify from whom such purchases would be made and explain to us why you believe that such sales would not require registration.

We recognize the Company’s disclosure with respect to these transactions can be clarified. Accordingly, we have revised the Registration Statement (pages 27) to separate the discussion of purchases between third parties from transactions involving the Company to clarify the distinction. The identified disclosure references transactions in which a fundamental investor interested in the Company’s long-term objectives purchases freely tradable securities from investors interested in exiting from their investment in the Company. The Company expects such purchases would occur as large block purchases in the open market or as privately negotiated purchases of the freely tradable securities. As such, we believe such transactions would not require registration.

Opinion of New Century Capital Partners, Inc., page 25

15.	We note your response to our prior comment 24. Please revise your filing to describe the material terms of the indemnification obligation.

The Registration Statement has been amended (pages 29 and 127) in accordance with the Staff’s comment.

Risk Factors, page 45

The exercise of the Company’s directors’ and officers’ discretion in agreeing to changes or waivers…page 52

16.	We note your response to comment 29 and your supplemental response that the Company intends to provide at least 48 hours notice of changes to the terms of the Transaction prior to the special meetings of the Company’s warrantholders and stockholders, respectively. Please note that depending on the materiality of the change, including the waiver of a material condition, we believe that 48 hours notice may not always provide your investors with sufficient time to make an informed voting decision. In that regard, you may be required to extend the date of the meetings. In addition, depending on the materiality of the change, an electronic means of communications to convey the revisions may not suffice. You may also be required to disseminate the information in hard copy format. Please confirm your understanding of our positions.

The Company confirms its understanding of the Staff’s position.

17.

We also note your disclosure on page 52 that “the Company intends to circulate a new or amended proxy statement and resolicit its stockholders if changes to the terms of the transaction that would have a material impact on its stockholders are required prior to the stockholder vote on the Merger Proposal.” However, your disclosure currently provides that the “Company will not resolicit the stockholders’ approval of the Transaction in the event a condition of the Transaction is waived following approval of the Merger Proposal by stockholders.” Depending on the materiality of the condition waived, we believe that the Company may be required to resolicit the stockholders’ approval of the Transaction. Please confirm your understanding of our position.

The Company confirms its understanding of the Staff’s position.

Proposals to Be Considered by Warrantholders, page 82

Procedure for the Warrant Election, page 84

18.	We note your disclosure in this section that a holder of a Company Warrant making an election to continue holding the warrant must also provide “physical or electronic delivery of such holder’s certificates or warrants . prior to the Special Meeting of Warrantholders.” Given the relatively short solicitation period, please revise your document to advise warrantholders to use electronic versus physical delivery of the certificates or warrants.

The Registration Statement has been amended (pages iii, iv, 10, 13, 15, 23, 46, 75, 77 and 84) in accordance with the Staff’s comment to advise warrantholders and stockholders of the advisability of electronic versus physical delivery.

Proposals to Be Considered by Stockholders, page 86

The Merger Proposal, page 86

General Description of the Transaction, page 86

19.	Please disclose why the merger agreement was amended.

The Registration Statement has been amended (page 86) in accordance with the Staff’s comment.

20.	We note your disclosure that the commitment letters to Chaparral’s proposed replacement credit facility require that the administrative agent approve the amendments to the merger agreement as a condition to close the proposed replacement credit facility. With a view towards disclosure, please advise us when you expect such approval to be obtained.

The Company respectfully advises the Staff that it has received the administrative agent’s approval of the amendment to the Merger Agreement. Accordingly, the Registration Statement has been amended (page 91) in accordance with the Staff’s comment.

Please direct any questions or further communications relating to the above to Adam Mimeles or Martin Bring at (212) 370-1300. Thank you for your attention to this matter.

Very truly yours,

/s/    Ellenoff Grossman & Schole LLP